

December 6, 2021

Jonathan A. Van Horn
Dorsey & Whitney LLP
TD Canada Trust Tower
Brookfield Place
161 Bay Street, Suite 4310
Toronto, ON Canada M5J 2S1

> **Re: Petroteq Energy Inc.**
> **Schedule TO-T filed October 25, 2021, amended October 27, 2021 by 2869889**
> **Ontario Inc. and Viston United Swiss AG**
> **File No. 005-92513**

Dear Mr. Van Horn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T

Conditions of the Offer, page 26

1. We note condition (k), which could have been triggered as of a date prior to the commencement of the offer. Your apparent ability to determine a condition was triggered prior to commencement appears to render the offer illusory. Please revise or advise.

2. We refer to the first paragraph after the lettered conditions, on page 28. You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions)" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your own action or inaction.

3.   The following sentence states that you may assert conditions after the Expiry Time. You may not assert conditions once the expiration of the offer has occurred. Please revise.

4.   We note the language in the same paragraph that the Offeror's failure at any time to exercise or assert any of the foregoing rights shall not constitute a waiver of any such right. If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

5.   Please refer to the same paragraph. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Daniel Duchovny at (202) 551-3619.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Mergers & Acquisitions